FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Material Change Report

The Material Change Report, filed on October 21, 2009, including Schedule “A” – News Release, is attached in its entirety to this Form 6-K.

Forward Looking Statements

Certain statements included herein constitute forward-looking statements that state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this report, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the outcome or process of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and/or Barbados to determine compensation due to Gold Reserve resulting from its claims in arbitration against the Venezuelan government and its agents and agencies, or if the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the trial regarding the enjoined hostile takeover bid for Gold Reserve; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates) or our inability to undertake such construction or production; the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements contained herein involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Notes" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, on March 31, 2009.

(Signature page follows)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2009

GOLD RESERVE INC.
(Registrant)

By:	s/Robert A. McGuinness
Name:	Robert A. McGuinness
Title:	Vice President – Finance & CFO

Exhibit 99.1 Material Change Report

FORM 51-102F3 Material Change Report

Item 1	Name and Address of Company Gold Reserve Inc. (“Gold Reserve”) 926 W. Sprague Ave., Suite 200 Spokane, Washington 99201
Item 2	Date of Material Change October 21, 2009
Item 3	News Release The news release attached hereto as Schedule “A” was disseminated over CNW Group’s newswire on October 21, 2009.
Item 4

Summary of Material Change

Gold Reserve Inc. (NYSE-Amex: GRZ) (TSX: GRZ) today announced that it has filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”) of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela seeking compensation for the losses caused to the Company resulting from Venezuela’s violations of the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (“Canada-Venezuela Treaty”) in regard to the Company and its investments in Venezuela relating to the Brisas Project and the Choco 5 property in the Bolivar State of Venezuela.

Item 5	Full Description of Material Change The material change is fully described in the news release attached hereto as Schedule “A”
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Executive officer of Gold Reserve who is knowledgeable about the material change: A. Douglas Belanger, President, (509) 623-1500

Item 9	Date of Report
October 21, 2009

GOLD RESERVE INC.

Per:	“A. Douglas Belanger”
Name:	A. Douglas Belanger
Title:	President

GOLD RESERVE FILES INTERNATIONAL ARBITRATION

AGAINST THE VENEZUELAN GOVERNMENT

SPOKANE, Washington, October 21, 2009

Gold Reserve Inc. (NYSE-Amex: GRZ) (TSX: GRZ) today announced that it has filed a Request for Arbitration under the Additional Facility Rules of the International Centre for Settlement of Investment Disputes (“ICSID”) of the World Bank, in Washington D.C., against the Bolivarian Republic of Venezuela seeking compensation for the losses caused to the Company resulting from Venezuela’s violations of the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (“Canada-Venezuela Treaty”) in regard to the Company and its investments in Venezuela relating to the Brisas Project and the Choco 5 property in the Bolivar State of Venezuela.

As described in the Request for Arbitration, after enjoying years of support from the relevant Venezuelan authorities in developing its mining projects, investing nearly US$ 300 million in exploration and development, and developing the Brisas Project in particular to the threshold of production, the Company’s investments were unlawfully and effectively taken from it as a result of the decisions and actions taken, directed, and supported by the administration of President Hugo Chávez.

The wrongful and expropriatory acts by the Venezuelan Government include unreasonable delays by the Venezuelan Ministry of Environment (“MinAmb”) in completing the permitting process for the Brisas Project, MinAmb’s rescission of the March 2007 permit for the commencement phase of the Brisas Project for pretextual reasons, the announcement by President Chávez in January 2009 that the Government was taking over the Brisas Project, the denial by the Venezuelan Ministry of Mines (“MIBAM”) of the extension of the Brisas del Cuyuni alluvial gold concession for erroneous and pretextual reasons and in disregard of Venezuela’s mining law, and failing to maintain a fair, stable and transparent legal environment.

These and other actions have had the effect of denying the Company its right to fair and equitable treatment as required by the Canada-Venezuela Treaty, including protection against unlawful expropriation and treatment in accordance with international law. As a result of such treatment, the Company has suffered substantial loss and damage, including the value of the Company’s investments in Venezuela, which must be assessed but for Venezuela’s wrongful conduct and in view of the projected profitability of those investments, which is estimated to be approximately US$ 5 billion. The Company will seek compensation in the arbitration for all of the loss and damage resulting from Venezuela’s wrongful conduct.

Douglas Belanger, President of Gold Reserve said, “Gold Reserve has been a dedicated and conscientious investor in Venezuela. In view of the Government’s actions, the Company consistently has sought to meet with the Government and hoped to reach an amicable resolution of the dispute. The Government’s actions, however, have resulted in significant loss to the Company and its shareholders and in view of the Government’s unwillingness to address these matters on an amicable basis, it became necessary to commence international arbitration as permitted under the Canada-Venezuela Treaty. While we are disappointed to have to proceed to arbitration, we are confident in our case.”

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this release, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation: the outcome or process of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and/or Barbados to determine compensation due to Gold Reserve resulting from its claims in arbitration against the Venezuelan government and its agents and agencies, or if the Brisas Project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; competition with companies that are not subject to or do not follow Canadian and U.S. laws and regulations; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas Project; the result or outcome of the trial regarding the enjoined hostile takeover bid for Gold Reserve; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates) or our inability to undertake such construction or production; the method and manner of our determination of reserves, risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve; the potential volatility of Gold Reserve’s Class A common shares; the price and value of Gold Reserve’s notes, including any conversion of notes into Gold Reserve’s Class A common shares; the prospects for exploration and development of projects by Gold Reserve; and risks normally incident to the operation and development of mining properties.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Notes" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, including Gold Reserve’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Canadian provincial securities regulatory authorities and U.S. Securities and Exchange Commission, respectively, on March 31, 2009.

FOR FURTHER INFORMATION: Internet – www.goldreserveinc.com Company Contact

A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634